EXHIBIT 99.2

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SOWOOD                            500 BOYLSTON ST., 17TH FLOOR, BOSTON, MA 02116
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Capital Management LP             Phone: 617-603-3400          Fax: 617-603-3401
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September 23, 2004

Mr. Robert J. Callander
Chairman of the Korea Fund Board
And the Members of the Board
c/o Deutsche Investment Management
Americas Inc.
345 Park Avenue
New York, NY 10154

Dear Members of the Board,

On Monday, September 13, we met with two representatives of ING Barings in our capacity as advisors to President and Fellows of Harvard College. ING presented an unsolicited proposal regarding the Korea Fund. ING has identified an alternative manager experienced both in the Korean markets and in management of closed end funds. In their opinion, the alternative manager has demonstrated superior investment capability and a strong focus on shareholder value.

We have informed ING that, although their proposal presents a very credible alternative to the existing management, it is the responsibility of the Board to select the Fund's manager. We suggested that they contact the Board directly and we encourage the Board to consider their proposal. The contact information for Mr. Nicholas R. Gold, Managing Director, is included below.

Sincerely,

/s/ Jeff Larson

Jeff Larson
Principal
Sowood Capital Management LP

Detail:  Nicholas R Gold, Managing Director
         ING Investment Banking
         Direct Dial:  +44 20 7767 1697
         Fax:  +44 20 7767 7222
         Email:  Nicholas.gold@ing-barrings.com